SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                         04 September 2003


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Bond Tender Offer announcement made on 04 September 2003





4 September 2003


             BRITISH TELECOMMUNICATIONS LAUNCHES BOND TENDER OFFER

British Telecommunications plc (the 'Company') announces today a tender offer to purchase for cash up to 40 per cent. of its outstanding EUR2,250,000,000 7.125 per cent. Notes due 2011 (originally issued as EUR2,250,000,000 6.875 per cent. Notes due 2011). The cash tender offer will be made by way of a Tender Offer Announcement (the 'Announcement'). Defined terms used below have the meanings given to them in the Announcement, which contains the detailed terms of the Tender Offer.

As at 30 June 2003, the Company had GBP9 billion of net debt comprising of GBP16 billion of gross debt and GBP7 billion of short-term cash and investments. The cash and investments have accrued mainly through the sale of non-core assets and operational cash generation. This transaction is consistent with the Company's plans to reduce gross debt whilst not materially affecting the Group's strong liquidity position.

The initial marketing period up until 12 September will be followed by the final fixing of the spread on 15 September 2003. Between 15 September and 22 September 2003 Noteholders may either tender their Notes through a Contingent Order via Deutsche Bank AG London, acting as agent for the Company, or place an Electronic Order through Euroclear or Clearstream, Luxembourg. If the total of Notes tendered exceeds the amounts of Notes that the Company will accept, then orders will be scaled back pro rata as described in the Announcement. The purchase price will be calculated by reference to the yield on the specified Benchmark Bond plus the final fixed spread and will be announced on 24 September 2003. The purchase price plus accrued interest on the Notes is expected to be settled on 29 September 2003.


Notes                              Benchmark Bond            Preliminary Fixed   Illustrative  Price
                                                                        Spread

EUR2,2500,000,000 7.125%           DBR 5.25% January 2011        +60 - 50bps     114.682% - 115.353%


due 15 February 2011

For detailed terms of the Tender Offer please refer to the Announcement.

Deutsche Bank AG London is acting as the Dealer Manager and Tender Agent for this transaction.

For further information please contact:

BT Group plc

Andy Longden, Group Treasurer

+44 207 356 6588

Deutsche Bank AG London

Sandra Hughes

+44 207 545 8011


This press release does not constitute, or form part of, any solicitation of any offer or invitation to sell any securities in any jurisdiction nor shall it (or any part of it), or the fact of its distribution, form the basis of or be relied on in connection with any contract therefore. No indications of interest in the Tender Offer are sought by this press release.

The Tender Offer made by the Announcement is not being made to, and tenders will not be accepted from or on behalf of, holders of the Notes in any jurisdiction in which the making or tender thereof will not be in compliance with the laws of such jurisdiction. In addition, the Tender Offer is not being made, directly or indirectly, in or into, or by use of the mails, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone, email and other forms of electronic transmission) of interstate or foreign commerce, or of any facility of a national securities exchange of the United States and Notes may not be tendered by any such use, means, instrumentality or facility from or within the United States.


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 04 September, 2003